INDEPENDENT AUDITORS' REPORT ON THE ANNUAL ACCOUNTS

To the shareholders of
Equipos de Control E1ectrico, S.A.
as requested by the Management of the Company

1. We have audited the annual accounts of Equipos de Control E1ectrico, S.A., consisting of the balance sheet at 31 December 1998, the profit and loss account and the notes for the 11-month period then ended, whose preparation is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the aforementioned annual accounts as a whole, based on our audit work carried out. Except for the qualification mentioned in paragraph 3, the work has been carried out in accordance with generally accepted auditing standards, which require examining, on a test basis, evidence supporting the annual accounts, as well as evaluating their overall presentation and assessing the accounting principles applied and estimates made.

2. In accordance with Company legislation, the Directors have presented, for comparative purposes only, for each item of the balance sheet, the profit and loss account and the statement of source and application of funds, the corresponding amounts for the previous year as well as the amounts for the 11-month period ended 31 December 1998. Our opinion refers exclusively to the annual accounts for the I 1 -month period ended 31 December 1998. On 4 June 1998 we issued our audit report on the annual accounts for the year ended 31 January 1998 in which we expressed an opinion containing the same qualification as stated in paragraph 3 below.

3. We have not been provided with the documentation necessary to review the tax situation for the year ended 31 January 1996 and previous years which are open to inspection, that correspond to a period previous to the Company's current activities and its present Administrators. As a result, we are unaware of any possible tax contingencies relating to these years which may not have been recorded in the annual accounts at 31 December 1998.

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4.       In our opinion, except for the effects of any adjustment that might have been considered necessary if we had been able to review the Company's tax situation with respect to the years open to inspection previous to 31 January 1996, the accompanying annual accounts for the 11-month period ended 31 December present fairly, in all material respects, a true and fair view of the shareholders' equity and financial position of Equipos de Control E1ectrico, S.A. at 31 December 1998 and the results of its operations and the resources obtained and applied for the period then ended, and they contain the necessary and relevant information in order to adequately interpret and understand them, in conformity with generally accepted accounting principles, applied on a basis consistent with that of the preceding year.

5. The accompanying Directors' Report for the 11-month period ended 31 December 1998 contains the information considered relevant to the Company's situation, the evolution of its business and of other matters and does not form an integral part of the annual accounts. We have verified that the accounting information contained in the aforementioned Directors' Report coincides with that of the annual accounts for the 11-month period ended 31 December 1998. Our work as auditors is limited to verifying the Directors' Report within the scope already mentioned in this paragraph and does not include the review of information other than that obtained from the Company's accounting records.

Price Waterhouse Auditores, S.A.

/S/ F. JAVIER DOMINGO
---------------------------------
Francisco Javier Domingo
Partner-Auditor
19 March -1999